Exhibit 99.1

Notice and Access Notice

Date:	June 27, 2018
Time:	10:00 am (Pacific Time)
Place:	2320 Last Chance Rd. Elko, Nevada, USA 89801

AGENDA

1.

Financial Statements and Auditors’ Report: To receive the audited financial statements of Gold Standard Ventures Corp. (the “Company”) for the fiscal year ended December 31, 2017 and the report of the auditor on those statements.

2.

Number of Directors: To set the number of directors for the ensuing year at eight (8). See “Part 3 - The Business of the Meeting –Number of Directors” in the information circular of the Company dated May 14, 2018 (the “Information Circular”) for details.

3.	Election of Directors: To elect directors for the ensuing year. See “Part 3 - The Business of the Meeting – Election of Directors” in the Information Circular.

4.

Appointment of the Auditor: To appoint Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor. See “Part 3 – The Business of the Meeting – Appointment of the Auditor” in the Information Circular for details.

5.

Adoption of Advance Notice Provisions: To consider and, if thought advisable, pass an ordinary resolution to confirm and approve amendments to the articles of the Company (the “Articles”) to adopt advance notice provisions for the nomination of directors. See “Part 3 – The Business of the Meeting – Adoption of Advance Notice Provisions” in the Information Circular for details.

6.

Amendment to the Articles: To consider, and if thought advisable, pass an ordinary resolution to confirm and approve additional amendments to the Articles. See “Part 3 – The Business of the Meeting – Amendments to the Articles” in the Information Circular for details.

7.	Other Business: To transact such other business as may properly come before the meeting or any adjournments thereof.

Notice-and-access: This Notice of Meeting is prepared under the notice-and-access rules under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. Notice-and-access is a set of rules intended to reduce the volume of materials that must be physically mailed to shareholders by allowing issuers to post the Information Circular and additional materials online. Materials may be delivered electronically to shareholders. Please call the Company’s toll free at +1(844) 669-5702 if you have any questions about notice-and-access.

Meeting Materials: The Information Circular, audited financial statements and management discussion and analysis and additional materials (the “Meeting Materials”) are available on the Company’s profile on SEDAR at www.sedar.com, on the Company’s website at www.goldstandardv.com and at www.envisionreports.com/gsvagm2018 as of May 16, 2018. The Meeting Materials will also be available on the United States Securities and Exchange Commission website at www.sec.gov as of May 16, 2018. Shareholders are reminded to review these online materials before voting. Shareholders may obtain paper copies of the Meeting Materials by using the control number as it appears on the proxy or voting instruction form (“VIF”):

a)	for holders with a 15 digit control number, you may request materials by calling toll free, within North America – +1(866) 962-0498 or direct, from outside North America – (514) 982-8716, and entering your control number as indicated on your proxy or VIF; and

b)	for holders with a 16 digit control number, you may request materials by calling toll free, within North America – +1(844) 669-5702 or direct, from outside North America – (604) 687-2766, and entering your control number as indicated on your VIF.

Meeting Materials will be sent to you at no cost within three business days of receipt of your request, if such request is made before the meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and meeting date, all requests must be received no later than June 18, 2018.

If you do request paper copies of the Meeting Materials, please note that another proxy/VIF will not be sent and you should retain your current one for voting purposes.

To obtain paper copies of the Meeting Materials after the meeting date, please contact +1(844) 669-5702.

Proxy:

Registered holders: If you are not attending the meeting, you can submit your proxy as follows:

a)	By Mail: Sign, date and return the enclosed proxy to Computershare Trust Company of Canada (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department;

b)	By Telephone: Call +1(866) 732-VOTE (8683) and follow the prompts; and

c)	On the Internet: Go to www.investorvote.com and follow the instructions. A proxy must be received by 10:00 a.m. (Pacific Time) on June 25, 2018.

2

Non-registered holders: If you are not attending the meeting, use the VIF provided by your intermediary (bank, trust company or broker) and return it as early as practicable to ensure that it is transmitted on time (see the VIF for details). It must be received by your intermediary with sufficient time for them to file a proxy by the deadline noted above.

Voting in Person: For registered holders, if you plan to attend the meeting, you must register with Computershare when you arrive at the meeting to have voting rights at the meeting. For non-registered holders, if you plan to attend the meeting, you must appoint yourself in the space provided in the VIF and register with Computershare when you arrive at the meeting to have voting rights at the meeting.

Further information on voting can be found under the headings “Part 1 – Voting – Registered Shareholders” and “Part 1 – Voting – Non-Registered Shareholders” in the Information Circular.

Vancouver, British Columbia	BY ORDER OF THE BOARD
May 14, 2018

(signed) Jonathan T. Awde
Jonathan T. Awde
President and Chief Executive
Officer